SIZIGI3, INC.

FINANCIAL STATEMENT FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNT'S REVIEW REPORT

To the Board of Directors
Sizigi3, Inc.
San Diego, California

We have reviewed the accompanying financial statements of Sizigi3, Inc., which comprise the balance sheet as of December 31, 2020 and 2019, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
January 20, 2021

SIZIGI3, INC.
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019

ASSETS

	2020	2019
CURRENT ASSETS		
Cash and cash equivalents	$ 36,080	$ 73,513
Accounts receivable, net	10,000	-
Deferred expenses	-	716
Prepaid expenses and other current assets	-	1,390
TOTAL CURRENT ASSETS	46,080	75,619
TOTAL ASSETS	$ 46,080	$ 75,619

LIABILITIES AND SHAREHOLDERS' EQUITY

	2020	2019
CURRENT LIABILITIES		
Accounts payable	$ 1,704	$ 1,575
Accrued interest	17,525	736
Notes payable - related party	-	398
TOTAL CURRENT LIABILITIES	19,229	2,709
LONG-TERM LIABILITIES		
Convertible notes	425,000	125,000
SBA PPP loan	51,985	-
TOTAL LONG-TERM LIABILITIES	476,985	125,000
TOTAL LIABILITIES	496,214	127,709
SHAREHOLDERS' EQUITY		
Common stock, see note 6	60	60
Shareholders' equity	(450,194)	(52,150)
TOTAL SHAREHOLDERS' EQUITY	(450,134)	(52,090)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 46,080	$ 75,619

See independent accountant's review report and accompanying notes to financial statements.

SIZIGI3, INC.
STATEMENTS OF INCOME
DECEMBER 31, 2020 AND 2019

	2020	2019
REVENUES	$ 53,954	$ -
COST OF GOODS SOLD	8,346	-
GROSS PROFIT	45,608	-
OPERATING EXPENSES		
General and administrative	306,542	29,283
Research and development	102,684	21,680
Sales and marketing	17,638	451
TOTAL OPERATING EXPENSES	426,864	51,414
NET OPERATING INCOME	(381,256)	(51,414)
OTHER INCOME/(EXPENSES)		
Interest expense	(16,788)	(736)
TOTAL OTHER INCOME	(16,788)	(736)
NET LOSS	$ (398,044)	$ (52,150)

See independent accountant's review report and accompanying notes to financial statements.

SIZIGI3, INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2020 AND 2019

| | Common Stock | | Retained Earnings | |
	Shares	Amount	(Accumulated Deficit)	Total
BEGINNING BALANCE, SEPTEMBER 12, 2019 (INCEPTION)	600,000	$ 60	$ -	$ 60
Net loss			(52,150)	$ (52,150)
ENDING BALANCE, DECEMBER 31, 2019	600,000	$ 60	$ (52,150)	$ (52,090)
Net loss	-	-	(398,044)	$ (398,044)
ENDING BALANCE, DECEMBER 31, 2020	600,000	$ 60	$ (450,194)	$ (450,134)

See independent accountant's review report and accompanying notes to financial statements.

SIZIGI3, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2020 AND 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (398,044)	$ (52,150)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
(Increase) decrease in assets:		
Accounts receivable	(10,000)	-
Deferred expenses	716	(716)
Prepaid expenses and other current assets	1,390	(1,390)
Increase (decrease) in liabilities:		
Accounts payable	129	1,575
Accrued interest	16,789	736
CASH USED FOR OPERATING ACTIVITIES	(389,020)	(51,945)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock	-	60
Issuance/(Repayment) of notes payable	(398)	398
Issuance of convertible notes	300,000	125,000
SBA PPP loan	51,985	-
CASH PROVIDED BY FINANCING ACTIVITIES	351,587	125,458
NET INCREASE (DECREASE) IN CASH	(37,433)	73,513
CASH AT BEGINNING OF YEAR	73,513	-
CASH AT END OF YEAR	$ 36,080	$ 73,513
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies**

   The Company
   Sizigi3, Inc. (the "Company") was incorporated in the State of Delaware on September 12, 2019. The Company has developed an online platform to revolutionize the traditional paper résumé to an online portfolio that allow for individuals to share stories, aspiration, and accomplishments with potential employers. The online platform benefits both parties in a job search to understand more about candidates then what can be conveyed through a traditional paper résumé.

   Going Concern
   Since Inception, the Company has relied on funds from convertible notes issued to fund its operations. As of December 31, 2020, and 2019, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2020, and 2019, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital.

   Fiscal Year
   The Company operates on a December 31st year-end.

   Basis of Presentation
   The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

   Use of Estimates
   The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

   Cash and Cash Equivalents
   The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, and 2019, the Company held no cash equivalents.

   Risks and Uncertainties
   The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

   The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2020 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company. Management believes the Company is taking appropriate actions to mitigate the negative impact.

1.   <u>Summary of Significant Accounting Policies (continued)</u>

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2020 and 2019, the Company believed all amounts in accounts receivable are collectable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.
Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

1.   <u>Summary of Significant Accounting Policies (continued)</u>

Fair Value of Financial Instruments (continued)

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2020, and 2019 the Company had recognized sales of $53,954 and nil, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
There are no recent accounting pronouncements that are expected to have a material impact on the Company's financial position.

2.   <u>Commitments and Contingencies</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   Notes Payable – Related Party

Debt consisted of the following at December 31, 2019:

Related party note payable; interest at 0.00% per annum, maturing in December 2020, no minimum monthly payment, uncollateralized.	$	398
Less: Current portion of notes payable		398
Long term portion of notes payable		-
Maturity of the note payable is as follows:		
Dececmber 31, 2020		398
	$	398

4.   Convertible Notes

The Company has issued several promissory notes. In 2019 one promissory note was issued for a total of $125,000 with a 5% APR and a maturity date in 2023. In 2020, two promissory notes were issued for a total of $300,000, with 5% APRs and maturity dates in 2023.

5.   SBA PPP Loan

In 2020, the Company received loan proceeds of $51,985 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

The PPP Loan is evidenced by a promissory note, between the Company, as Borrower, and The Small Business Association., as Lender. The interest rate on the Note is 0.98% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note.

As noted above, the principal and accrued interest under the Note evidencing the PPP Loan are forgivable after twenty-four weeks as long the Company has used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the twenty-four-week period. The Company used the proceeds for purposes consistent with the PPP loan. In order to obtain full or partial forgiveness of the PPP Loan, the Company must

5.   **SBA PPP Loan (continued)**

request forgiveness and must provide satisfactory documentation in accordance with applicable Small Business Administration ("SBA") guidelines. Interest payable on the Note may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the Note. The Company will be obligated to repay any portion of the principal amount of the Note that is not forgiven, together with interest accrued and accruing thereon at the rate set forth above, until such unforgiven portion is paid in full.

As of December 31, 2020, the Company believes that the PPP funds were used appropriately for all funds to be forgiven once the SBA processes the loan forgiveness application.

6.   **Equity**

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 1,000,000 shares, at $0.0001 par value per share. As of December 31, 2020, and 2019, 600,000 shares have been issued and are outstanding.

7.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on September 12, 2019 and has established and presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

8.   **Subsequent Events**

The Company has evaluated subsequent events through January 20, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.